

VENECREDIT SECURITIES, INC.

Member SIPC / NASD

February 28, 2017

Mr. Eric Bustillo, Regional Director
Securities and Exchange Commission
Registrations Branch
801 Brickell Avenue, Ste. 1800
Miami, Florida 33131

Reference: Annual Audit Fiscal Year 2016
Venecredit Credit Securities, Inc. (8-53425 / 114419)

Dear Mr. Bustillo,

Please see attached the firm's Independent Auditor Report, per U.S. Securities and Exchange Act Rule 17a-5 which are being provided to the Commission no more than 60 calendar days following the firm's fiscal year end December 31, 2016.

Also please note, you will find the notarized front cover form X-17A-5 Part III Oath of Affirmation where the documents included in the firm's Annual Audit Report are listed.

If more information is needed please let us know.

Thank you for your kindest attention,

George F. Valle

George F. Valle, CCO/FINOP

Cc. Alvaro Frias, CEO

1111 Brickell Avenue • Suite 1575 • Miami, FL 33131
Telephone: 305-372-2446 • www.venecreditsecurities.com • Facsimile: 305-358-1353